Michael B. Edwards
Baldwin & Lyons, Inc.	Assistant Vice President - Financial Reporting

1099 North Meridian Street
Indianapolis, IN 46204
(317) 636-9800

November 23, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:   Baldwin & Lyons, Inc.
         Form 10-K for the year ended December 31, 2008
                                                     File No. 000-05534

Dear Mr. Rosenberg,

Thank you for your letter dated November 20, 2009 in connection with your review of the above captioned filing. We intend to fully respond to your comment letter.

Mr. Corydon and I will be traveling during the next week to ten days and the Company requires some additional time to respond.  We anticipate our response will be filed no later than December 18, 2009.

The undersigned acknowledges that:
•	the Company is responsible for the adequacy of the disclosures in its filings.
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or require additional information, please contact me at your convenience.

Regards,

/s/ Michael Edwards
Michael B. Edwards
Assistant Vice President – Financial Reporting